PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS Las Vegas Orange County SAN DIEGO scottsdale SILICON VALLEY washington d.c.

November 14, 2022

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Jason Drory
Laura Crotty

Re:	OncoSec Medical Incorporated

Registration Statement on Form S-1

Filed November 1, 2022

File No. 333-268081

Ladies and Gentlemen:

On behalf of our client, OncoSec Medical Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 8, 2022, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on November 1, 2022 (“Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1 to Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement on Form S-1 filed on November 1, 2022), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1 to Registration Statement.

Securities and Exchange Commission

November 14, 2022

Registration Statement on Form S-1 filed November 1, 2022

General

1.	Please revise your cover page to disclose the volume of securities you will be offering on a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete references to the total amount of proceeds you may receive from the offering on the cover page of the prospectus. Also, please include a statement on the cover page that you may not sell all of the shares of common stock in this offering. Finally, please ensure the legal opinion once filed references the total number of shares being offered rather than a dollar amount. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02.

In response to the Staff’s comments, the Company has revised the cover page of the prospectus accordingly. Additionally, the Company would like to clarify the offering structure for the Staff. The Company has engaged with Alliance Global Partners (“AGP”) to act as a placement agent in connection the placement of a fixed number of common stock, warrants and pre-funded warrants at a fixed public offering price. As placement agent, AGP helps structure the transaction and finds potential investors able and willing to invest in the Company’s securities being offered. The actual public offering price for, and the specific number of, the common shares, warrants and pre-funded warrants to be purchased by each investor will be determined between the Company, AGP and the investor, and may be at a discount to the current market price of common stock. When identified, each investor will execute a Securities Purchase Agreement (an “SPA”) with those specific terms identified. There is no minimum or maximum aggregate amount of proceeds for the offering to close. We expect this offering to be completed not later than two business days following the commencement of the offering and not to continue for an indeterminate or “rolling” basis. Accordingly, the Company believes that its revisions comply with Item 501(b)(2) of Regulation S-K. Lastly, the Company confirms that the legal opinion to be issued in connection with the offering will indeed cover a specific, fixed number of common stock, warrants, pre-funded warrants and common stock underlying the warrants and pre-funded warrants, rather than a general maximum dollar amount.

2.	We note your cover page disclosure that your offering of common shares and warrants will be at an “assumed purchase price.” Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an assumed offering price. In this regard, we note that the volume of securities must be established and your cover page indicates that you will issue up to $10 million of securities. Please also revise to disclose that the offering price will be fixed for the duration of this offering.

In response to the Staff’s comment, the Company confirms that the Company intends to amend the Registration Statement prior to effectiveness, to insert a fixed, presumed offering price and number and volume of securities. Following effectiveness, but prior to closing, in compliance with Rule 430A, the Company then intends to filed a prospectus supplement pursuant to 424(b), containing the final offering price and number and volume of securities.

Securities and Exchange Commission

November 14, 2022

3.	Please revise the cover page to provide the information required by Regulation S-K, Item 501(b)(8)(ii) and (iii). Also, please tell us how the following disclosure on page 80 is consistent with a best-efforts offering: “We expect to deliver the shares of Common Stock, Pre-Funded Warrants and Common Warrants being offered pursuant to this prospectus on or about , 2022.”

In response to the Staff’s comment, the Company wishes to clarify that AGP is acting as a placement agent, not an underwriter, as discussed in Item 501(b)(8), in connection with this offering. However, we have added language at the bottom of the cover page describing the placement agent relationship, in compliance with Rule 501(b)(8)(ii) and (iii), including the name of the sole placement agent, the nature of the placement agent arrangements and a brief description of the offering, as they currently exist. The disclosure on page 80 is in compliance with Rule (b)(8)(iii) in that it indicates the offering end. As described in the response to comment 1 above, this is a fixed price offering of a fixed number of securities facilitated by a placement agent whereby the actual public offering price will be determined between the Company, the placement agent and the investors in the offering, and accordingly, the shares of common stock, pre-funded warrants and common warrants being offered will be delivered at a fixed closing date to be determined and included in the amendment to the Registration Statement filed with the Commission.

***

Please direct any questions regarding the Company’s responses or Amendment No. 1 to Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/ Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:	Dr. Robert Arch, OncoSec Medical Incorporated